March 22, 2018

Via Electronic Submission

Mr. Brett Redfearn
Director, Division of Trading and Markets
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re: ICE Trade Vault LLC Application Withdrawal,
File Number SBSDR-2017-01

Dear Mr. Redfearn,

      This is to inform you that as previously discussed with staff of the Division of Trading and Markets, ICE Trade Vault LLC ("ICE Trade Vault") is withdrawing its application to become a security-based swap data repository effective immediately. We believe it is appropriate to pause the application process at this point in order to continue to work with the Commission staff on certain rules and regulations to obtain more clarity on the acceptable approach to complying with those rules and regulations as previous described to the Commission in our letter dated September 26, 2017.

Sincerely,

      Kara Dutta
      General Counsel
      ICE Trade Vault, LLC

cc: Trabue Bland, President, ICE Trade Vault, LLC
       Chuck Vice, Vice Chairman, Intercontinental Exchange Inc.
       Hope Jarkowski, Co-Head Government Affairs, Intercontinental Exchange
Inc.
       Melissa Ratnala, Chief Operating Officer, ICE Trade Vault, LLC
       Takako Okada, Chief Compliance Officer, ICE Trade Vault, LLC